CUSIP No. M5216V106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Global-E Online Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M5216V106

(CUSIP Number)

December 31, 2023

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M5216V106

1	Name of Reporting Person: Abdiel Qualified Master Fund, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,845,594
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,845,594

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 10,845,594
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%*
12	TYPE OF REPORTING PERSON PN

*

Based on 164,253,547 Ordinary Shares outstanding as of May 11, 2023, as reported in the Issuer’s Proxy Statement related to its June 20, 2023 Annual Meeting of Shareholders filed as Exhibit 99.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on May 12, 2023.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Capital, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 386,840
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 386,840

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 386,840
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%*
12	TYPE OF REPORTING PERSON PN

*

Based on 164,253,547 Ordinary Shares outstanding as of May 11, 2023, as reported in the Issuer’s Proxy Statement related to its June 20, 2023 Annual Meeting of Shareholders filed as Exhibit 99.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on May 12, 2023.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Partners, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 11,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%*
12	TYPE OF REPORTING PERSON OO

*

Based on 164,253,547 Ordinary Shares outstanding as of May 11, 2023, as reported in the Issuer’s Proxy Statement related to its June 20, 2023 Annual Meeting of Shareholders filed as Exhibit 99.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on May 12, 2023.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,232,434*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,232,434*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 11,232,434*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%**
12	TYPE OF REPORTING PERSON OO

*	Consists of 10,845,594 Ordinary Shares held by Abdiel Qualified Master Fund, LP and 386,840 Ordinary Shares held by Abdiel Capital, LP.
**

Based on 164,253,547 Ordinary Shares outstanding as of May 11, 2023, as reported in the Issuer’s Proxy Statement related to its June 20, 2023 Annual Meeting of Shareholders filed as Exhibit 99.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on May 12, 2023.

CUSIP No. M5216V106

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,243,934*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,243,934*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 11,243,934*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%**
12	TYPE OF REPORTING PERSON PN, IA

*	Consists of 10,845,594 Ordinary Shares held by Abdiel Qualified Master Fund, LP, 386,840 Ordinary Shares held by Abdiel Capital, LP. and 11,500 Ordinary Shares held by Abdiel Partners, LLC.
**

Based on 164,253,547 Ordinary Shares outstanding as of May 11, 2023, as reported in the Issuer’s Proxy Statement related to its June 20, 2023 Annual Meeting of Shareholders filed as Exhibit 99.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on May 12, 2023.

CUSIP No. M5216V106

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,243,934*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,243,934*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 11,243,934*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%**
12	TYPE OF REPORTING PERSON IN

*	Consists of 10,845,594 Ordinary Shares held by Abdiel Qualified Master Fund, LP, 386,840 Ordinary Shares held by Abdiel Capital, LP. and 11,500 Ordinary Shares held by Abdiel Partners, LLC.
**

Based on 164,253,547 Ordinary Shares outstanding as of May 11, 2023, as reported in the Issuer’s Proxy Statement related to its June 20, 2023 Annual Meeting of Shareholders filed as Exhibit 99.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on May 12, 2023.

CUSIP No. M5216V106

AMENDMENT NO. 2 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Ordinary Shares of the Issuer on February 3, 2022 and Amendment No. 1 thereto filed on January 24, 2023 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 2(a)	Name of Persons Filing:

Abdiel Qualified Master Fund, LP

Abdiel Capital, LP

Abdiel Partners, LLC

Abdiel Capital Management, LLC

Abdiel Capital Advisors, LP

Colin T. Moran

Item 2(c)	Citizenship:

Abdiel Qualified Master Fund, LP—Cayman Islands

Abdiel Capital, LP – Delaware

Abdiel Partners, LLC – Delaware

Abdiel Capital Management, LLC—Delaware

Abdiel Capital Advisors, LP—Delaware

Colin T. Moran—United States

Item 4	Ownership:

(a) through (c):

The information requested in these paragraphs is incorporated by reference to the cover pages to this Amendment No. 2 to Schedule 13G.

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Abdiel Capital Advisors, LP also serves as the investment manager of Abdiel Partners, LLC. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. and the managing member of Abdiel Partners, LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

CUSIP No. M5216V106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

ABDIEL QUALIFIED MASTER FUND, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL, LP

By:	Abdiel Capital Management, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL PARTNERS, LLC

By:	Abdiel Capital Partners, LLC,
its Managing Member

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL MANAGEMENT, LLC

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

ABDIEL CAPITAL ADVISORS, LP

By:	Abdiel Capital Partners, LLC,
its General Partner

By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member

COLIN T. MORAN

By:	/s/ Colin T. Moran
Colin T. Moran, Individually